                            [RANDGOLD RESOURCES LOGO]
                                [GRAPHIC OMITTED]

                              N E W S R E L E A S E
--------------------------------------------------------------------------------

                       LOULO CONSTRUCTION NOW IN TOP GEAR

LONDON, 9 FEBRUARY 2005 (LSE:RRS) (NASDAQ:GOLD) - The construction of Randgold
Resources' new Loulo Mine in Mali has moved into top gear with the start of mining operations at the Loulo 0 pit and the ball mills safely on their way to the mine via the port of Dakar in Senegal.

Mining activity officially started on 24 December 2004 when a CAT 5110B excavator unearthed its first bucket of waste material from the virgin ground of
Loulo 0, following a month of clearing and grubbing activities as well as topsoil removal. Initial operations will construct the run-of-mine pad with waste material from Loulo 0 and in March this year, the operational emphasis will shift to the Yalea pit where softer oxide ore will be mined and stockpiled ahead of the commissioning of the plant in June 2005.

Meanwhile in South Africa, the ball mills have embarked on the second leg of their journey, departing from Richards Bay harbour on a chartered vessel on their way to the port of Dakar in Senegal. This follows the first stage of this demanding logistical exercise, where the huge mill shells, ends and feed chutes were taken by road - often against traffic - to Richards Bay from the
Duncanville Works of DCD-Dorbyl Heavy Engineering in Vereeniging near
Johannesburg.

Each of the mill shells are being transported in a single piece measuring 5.5 metres in diameter and 8.0 metres in length, and weighing some 103 tonnes. From
Senegal they will be transported more than 1 000 kilometres across country by road to the Loulo mine site.

On site, the company has poured approximately 2 500m(3) of concrete to date and currently has three tower cranes and four mobile cranes operating. Most of the mine infrastructure such as housing and offices has been completed and the mine personnel have been mobilised.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 791 709 8939
Investor & Media Relations - Kathy du Plessis +27 11 728 4701,
Cell: +27 (0) 83 266 5847
randgoldresources@dpapr.com
Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forwardlooking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form
20-F for the year ended 31 December 2003, which was filed with the United States
Securities and Exchange Commission (the `SEC') on 30 June 2004. Randgold
Resources assumes no obligation to update information in this release.
Cautionary Note to US Investors: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as `proven and probable reserves' for the purposes of the SEC's industry guide number 7.